U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.                                    Name of issuer or person filing (“Filers”):  Enbridge Inc.

B.                                    This is (check one):

☒                                  An original filing for the Filer.

☐                                    An amended filing for the Filer.

C.                                    Identify the filing in conjunction with which this form is being filed:

Name of registrants:                                                                                  Enbridge Inc.

Form type:                                                                                                                                    Form F-10

File number (if known):                                                                 333-220471

Filed by:                                                                                                                                                 Enbridge Inc.

Date filed (if filed concurrently, so indicate):  September 14, 2017 (filed concurrently)

D.                                    The Filer is incorporated or organized under the laws of Canada and has its principal place of business at

Suite 200, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(403) 231-3900

E.                                     The Filer designates and appoints

Enbridge (U.S.) Inc. (the “Agent”)

located at:

1100 Louisiana, Suite 3300
Houston, Texas 77002
(713) 650-8900

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                                 any investigation or administrative proceeding conducted by the Commission; and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendants or respondents, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns:  (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on September 14, 2017 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative process may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                                    Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(e) of this form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, and Country of Canada this 14th day of September 2017.

Enbridge Inc.
Filer

By:	/s/ Wanda Opheim
	Name:	Wanda Opheim
	Title:	Senior Vice President, Treasury

By:	/s/ Tyler W. Robinson
	Name:	Tyler W. Robinson
	Title:	Vice President & Corporate Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

Enbridge (U.S.) Inc.
As agent for Service of Process for Enbridge Inc. in the United States

By:	/s/ Valorie Wanner
	Name:	Valorie Wanner
	Title:	Corporate Secretary
	Date:	September 14, 2017